Exhibit (a)(1)(M)
Expiration Email
June 19, 2009
To: All Eligible Participants
Subject: Expiration of Exchange Offer
     The Exchange Offer expired at 11:59 p.m., Eastern Time, on Tuesday, June 16, 2009. Pursuant to the Exchange Offer, Eligible Participants tendered, and LGI accepted for cancellation and exchange, Eligible Awards with respect to an aggregate of 1,789,210 LBTYA shares and 1,787,810 LBTYK shares from 170 participants, representing over 99% of the total LBTYA and LBTYK shares underlying awards eligible for exchange in the Exchange Offer. On Tuesday, June 16, 2009, after the cancellation of all Eligible Awards accepted in the Exchange Offer, LGI granted to the owners of those awards New SARs with respect to an aggregate of 894,627 LBTYA shares with a base price of $14.73 per share and New SARs with respect to an aggregate of 893,927 LBTYK shares with a base price of $14.50 per share. The base price of the New SARs is equal to the per share last sale price of LBTYA and LBTYK, as applicable, on June 16, 2009 on The Nasdaq Global Select Market.
     Eligible Participants who properly and timely submitted an election to exchange Eligible Awards for New SARs will receive email notification from UBS regarding the grant(s) of New SARs and how to confirm acceptance of the grant(s) on the UBS website(s).